

July 25, 2013

Patrick J. Rusnak
Chief Financial Officer
Sterling Financial Corporation
111 North Wall Street
Spokane, Washington 99201

> **Re:**   **Sterling Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34696**

Dear Mr. Rusnak:

We have reviewed your response letters dated May 17, 2013 and June 18, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 4. Loans Receivable and Allowance for Credit losses, page F-19

1. We note your supplementary response letter filed on June 18, 2013. We believe that the ALLL should reflect consideration of all significant factors that affect the collectability of the loan portfolio as of the evaluation date. While historical loss experience can provide a reasonable starting point or validation method for an ALLL analysis for each of the loan categories, we do not believe that historical losses alone calculated from annual charge-off rates over specified time periods would provide a sufficient basis for determining the appropriate level of ALLL that is reflective of

estimated losses in the current loan portfolio. Similarly, simply taking the highest of average loss rates based on varying historical loss measurement periods may not necessarily provide a rate that is most reflective of the estimated losses in the current loan portfolio. We believe that the credit loss determination process should consider current qualitative or environmental factors existing at the ALLL determination date that are likely to cause estimated credit losses to differ from the historical loss rates for each loan category. Given the above, please tell us why you believe only utilizing the highest of the three loss rates, i.e. one-year or three-year (annualized) historical rate or calculated expected loss rate, without consideration of the current qualitative or environmental factors, appropriately captures losses inherent in loans collectively evaluated for impairment at a period end.

2. We note your decrease in nonperforming loans from $895.9 million as of December 31, 2009 to $654.6 million, $287.2 million and $185.3 million as of December 31, 2010, 2011 and 2012, respectively. We also note a marked decrease in net charge-offs over the same periods. In your response letter you state that residential real estate loans "continue to be negatively impacted by the general economic conditions such as continued high unemployment rates, tepid GDP growth and a housing market that is slowly recovering…." You also state that CRE loans "continue to be a concern for banking regulators due to depressed real estate values with high vacancy rates…." Please clarify to us if you are referring to the U.S. market as a whole or to the specific market(s) where you originate your residential real estate and commercial real estate loans. If you are referring to your particular market(s), please explain to us why you believe your market(s) are still so weak given the significant improvements noted in your credit quality as reflected in the reduced levels of non-performing loans.

3. Given the fact you believe that the three year annualized actual loss rates are more reflective of the company's inherent losses for the six categories that had expected loss rates that were lower than the actual loss rates, please tell us why you do not believe the actual loss rates for the remaining six loan categories that had expected loss rates that were higher than the actual loss rates should not also be utilized in computing your ALLL.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396, or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief